

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 19, 2015

Via E-mail
Wayne R. Wilson
Chief Financial Officer
Malibu Boats, Inc.
5075 Kimberly Way
Loudon, Tennessee 37774

RE: Malibu Boats, Inc.
      Schedule TO-I filed March 13, 2015
      Filed by Malibu Boats Holdings, LLC and Malibu Boats, Inc.
      File No. 5-88762

Dear Mr. Wilson:

We have reviewed the above-captioned filing and have the following comments. Where indicated, the Schedule TO should be amended in response to these comments. If you disagree, we will consider the explanation as to why a comment is inapplicable or a revision is not necessary. In some of our comments, we may ask for information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Schedule TO | Cover Page

1. Notwithstanding Malibu Boats Holdings' identification on the cover page of Schedule TO, narrative disclosure within the Offer to Purchase that it is offering to purchase tendered securities, and signature on the signature page of Schedule TO, please advise us, with a view toward revised disclosure, whether Malibu Boats Holdings is voluntarily complying with Rule 13e-4. Please provide a brief legal analysis in support of your response.

2. The Introductory Statement, as well as disclosure throughout Exhibit (a)(1)(A), use the singular defined term "Tender Offer" to disclose the proposed transactions. Given that Rule 13e-4 applies to and regulates each tender offer made for a class of equity securities on a class-by-class basis, advise us, with a view toward revised disclosure, whether or not multiple tender offers are being made.

<u>Proration, page 5</u>

3. Rule 13e-4(f)(3) applies on a per-offer basis and governs proration of tendered equity securities class-by-class. Revise this section to remove any implication that the offerors intend to prorate based upon tenders of all Shares and LLC Units, as defined in the Offer to Purchase, being aggregated into a single pool of Securities, as also defined in the Offer to Purchase, before the proration factor is determined.

<u>Closing Comments</u>

Please amend the filing to comply with our comments. If you do not agree with a comment, please tell us why in your response. If the information you provide in response to our comments materially changes the information already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the offerors are in possession of all facts relating to its disclosure, they are responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from an authorized representative of each of the offerors acknowledging that:

- the offeror is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the offeror may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3266.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc: John-Paul Motley, Esq.
Edward D. Ricchiuto, Esq.